                GREENBERG TRAURIG HOFFMAN LIPOFF ROSEN & QUENTEL
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

Spencer G. Feldman
212-801-9221



                                                         June 10, 1998






VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Compass Plastics & Technologies, Inc. (File No. 0-23027) Form 12b-25 Relating to the Company's Quarterly Report
                on Form 10-Q for the Quarterly Period ended April 26, 1998
                -----------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Compass Plastics & Technologies, Inc., a Delaware corporation (the "Company"), we hereby submit in electronic format for filing, pursuant to Rule 12b-25(a) under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1) of Regulation S-T, one complete copy of the Notification of Late Filing on Form 12b-25 relating to the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended April 26, 1998.

         Kindly address any comments or questions concerning the enclosed documents to me or to Mr. Paul J. Iacono, the Company's Chief Financial Officer.

                                                        Very truly yours,



                                                        /s/  Spencer G. Feldman
                                                        -----------------------
                                                        Spencer G. Feldman

cc:  Mr. Paul J. Iacono

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25



                                                Commission File Number 0-23027


                           NOTIFICATION OF LATE FILING


                                  (Check One):
[ ]     Form 10-K       [ ] Form 11-K        [ ] Form 20-F       [X] Form 10-Q


For Period Ended:  April 26, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Part I- Registrant Information
-------------------------------------------------------------------------------

Full Name of Registrant:  Compass Plastics & Technologies, Inc.
                          -----------------------------------------------------
Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
15730 South Figueroa Street
-------------------------------------------------------------------------------

City, State and Zip Code:  Gardena, CA  90248
                           ----------------------------------------------------

--------------------------------------------------------------------------------

Part II - Rule 12b-25(b)and (c)

--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
                or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

-------------------------------------------------------------------------------

Part III - Narrative

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.


         Not applicable.

-------------------------------------------------------------------------------

Part IV - Other Information

-------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

         Paul J. Iacono                (213)                      770-8771
         ----------------------------------------------------------------------
            (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                                      [X]   Yes      [ ]    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]   Yes      [ ]    No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      COMPASS PLASTICS & TECHNOLOGIES, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 10, 1998                          By:  /s/ Paul J. Iacono
                                                   ---------------------------
                                                   Paul J. Iacono
                                                   Vice President - Finance
                                                   and Chief Financial Officer

Part IV - Item (3) - Supplement to Form 12b-25 dated June 10, 1998.


It is anticipated that Compass Plastics & Technologies, Inc. ("Compass") will report a loss for both the 13 weeks and 26 weeks ended April 26, 1998. Set forth below is a condensed consolidated statement of operations for the above mentioned periods. Compass and its wholly owned subsidiaries, AB Plastics Corporation and MOS Plastics, Inc. (collectively "Borrowers") are currently in violation of certain financial covenants of its Commercial Loan Agreement ("the Agreement"), dated as of February 27, 1998, between Borrowers and Sumitomo Bank of California and Manufacturers Bank (collectively "Lenders"). Based upon discussions with the Lenders, Compass believes an amendment to the Agreement retroactive to the loan date will be forthcoming prior to June 15, 1998 which will restate those certain covenant requirements to levels where the Borrowers will be in compliance of the Agreement.

                      COMPASS PLASTICS & TECHNOLOGIES, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                                13 Weeks Ended                    26 Weeks Ended
                                                         April 26,          April 27,       April 26,        April 27,
                                                           1998              1997             1998             1997
                                                       ------------      ------------     ------------      ------------
Revenues:
    Sales ........................................     $ 13,119,280      $  9,853,369     $ 23,907,004      $ 20,244,365
    Cost of Goods Sold ...........................       11,771,708         8,011,663       21,206,162        16,393,249
                                                       ------------      ------------     ------------      ------------
         Gross Profit ............................        1,347,572         1,841,706        2,700,842         3,851,116
                                                       ------------      ------------     ------------      ------------
Selling, General and Administrative:
    Selling Expenses .............................          219,970           180,438          390,057           294,133
    General Administrative .......................        1,053,724           653,435        1,645,704         1,127,511
    Amortization of Goodwill .....................          153,858            26,587          179,907            34,555
                                                       ------------      ------------     ------------      ------------
         Total Selling, General and Administrative        1,427,552           860,460        2,215,668         1,456,199
                                                       ------------      ------------     ------------      ------------

Operating Income (Loss) ..........................          (79,980)          981,246          485,174         2,394,917

Interest Expense .................................          624,634           182,753          828,132           451,243
                                                       ------------      ------------     ------------      ------------

Income (loss)  before Income Tax .................         (704,614)          798,493         (342,958)        1,943,674
Provision (benefit) for income taxes .............         (282,343)          316,770         (137,182)          763,770
                                                       ------------      ------------     ------------      ------------
Income (loss) before extraordinary item ..........     ($   422,271)     $    481,723     ($   205,776)     $  1,179,904
Extraordinary loss from extinguishment
    of indebtedness, net of tax ..................          (58,277)             --            (58,277)             --
                                                       ------------      ------------     ------------      ------------
Net income (loss) ................................     ($   480,548)     $    481,723     ($   264,053)     $  1,179,904
                                                       ============      ============     ============      ============

Net income (loss) per comon share:
    Basic:
      Income (loss) before extraordinary loss ....     ($      0.09)     $       0.24     ($      0.04)     $       0.59
      Extraordinary loss .........................            (0.01)             --              (0.01)             --
                                                       ------------      ------------     ------------      ------------
      Net income (loss) ..........................     ($      0.10)     $       0.24     ($      0.05)     $       0.59
                                                       ============      ============     ============      ============
    Diluted:
      Income (loss) before extraordinary loss ....     ($      0.09)     $       0.13     ($      0.04)     $       0.33
      Extraordinary loss .........................            (0.01)             --              (0.01)             --
                                                       ------------      ------------     ------------      ------------
      Net income (loss) ..........................     ($      0.10)     $       0.13     ($      0.05)     $       0.33
                                                       ============      ============     ============      ============
Weighted average number of shares outstanding:
    Primary ....................................          4,883,750         2,000,000        4,883,750         2,000,000
                                                       ============      ============     ============      ============
    Diluted ....................................          4,883,750         3,600,000        4,883,750         3,600,000
                                                       ============      ============     ============      ============

